UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 PROMULGATED THEREUNDER

FRENCH PEAK RESOURCES INC.
(Exact name of registrant as specified in charter)

Delaware
(State or other Jurisdiction of Incorporation or Organization)

333-130858 (Commission File Number)	(IRS Employer Identification No.)
300 Park Avenue, Suite 1700, New York, New York 10022 (Address of Principal Executive Offices and zip code)

(212) 572-6395
 (Registrant’s telephone number, including area code)

 (Former name or former address, if changed since last report)

(Former Issuer’s Telephone Number)

October 7, 2008

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

This Information Statement is being provided for informational purposes only.  No vote or other action of the stockholders of French Peak Resources Inc. is required in connection with this Information Statement.  No proxies are being solicited and you are requested not to send a proxy to French Peak Resources Inc.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of October 7, 2008 (“Record Date”), of the outstanding shares of common stock, $0.001 par value per share, of French Peak Resources Inc., a Delaware corporation (the “Registrant” or the “Company” or “French Peak”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission Rule 14f-1.  This Information Statement is being sent as notice of a proposed change in the officers and directors of the Company’s board of directors (the “Board”).  This Information Statement is being provided for information purposes only.  French Peak is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by French Peak’s stockholders.

CHANGE IN CONTROL TRANSACTION

On October 7, 2008, the Board of the Company approved the appointment of Ruth Shepley as the sole director of the Board of Directors.  This individual will hold the seat until the next annual shareholder meeting can be held and until their successors are duly elected and qualified.  Mr. Robert Waters will resign as a director of the Company ten days following the mailing of this notice to the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.  Upon Mr. Waters’s resignation, Ms. Shepley will be appointed as directors of the Company, and will hold the seats until the next annual shareholder meeting can be held and until their successors are duly elected and qualified.  This Schedule 14f-1 will be mailed to the stockholders of record on or about October 7, 2008.  The 10-day period is expected to conclude on or about October 7, 2008.

Additionally, Mr. Waters will resign from all of his officer positions with the Company effective as of 10 days following the mailing of this notice.  Concurrently with Mr. Waters’s resignation from his officer positions, Ms. Ruth Shepley was appointed as Chief Executive Officer, Chief Financial Officer and Secretary of the Company.

VOTING SECURITIES

As of the Record Date, the Company’s voting securities consisted of 15,500,000 issued and outstanding shares of common stock, $0.001 par value.  Holders of the Company’s common stock are entitled to one vote per share on all matters to be voted on by the Company’s stockholders.  The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.

BUSINESS OF FRENCH PEAK RESOURCES INC.

We were organized as a Delaware Corporation on May 5, 2005 for the purpose of locating and developing copper exploration properties in British Columbia.  Pursuant to our business plan we searched for available copper mineral exploration properties in North Central British Columbia. In July 2005, we entered into an option agreement with David Deering to acquire a 100% interest in the FRENCH claim. Our mineral claim is located 65 km northeast of Smithers in the Province of British Columbia. The property can be acquired from Deering by paying him option payments totaling $66,500. After we have earned our 100% interest in the FRENCH claim, the property will be subject to a 2Ѕ% Net Smelter Return (“NSR”) of which 1 1/2% can be purchased for $1,000,000. However, if we are unable to delineate commercial quantities of copper on the FRENCH claim we may have to cease operations on the FRENCH claim. We would seek out other properties with mineral potential to carry out exploration programs to replace the FRENCH claim.

Our ability to execute our growth strategy depends in part on our ability to identify and acquire desirable acquisition candidates consisting of suitable exploration properties. Initially we will seek exploration properties held by individuals or small private corporations. We need to diversify our property holdings to improve the likelihood that we secure a property that can be developed into a mine. There can be no assurance that we will finalize and close any transactions or be able to identify suitable acquisition candidates or, to negotiate their acquisition at prices or on terms and conditions favorable to us.

At present, we do not have sufficient cash on hand to meet our exploration, general and administration expenses and we needed to raise more capital by April, 2007 to carry out further exploration programs to maintain our interest in the FRENCH claim. To date we have been unable to raise sufficient capital to meet our obligations and we may lose our interest in the properties or a portion thereof.  We are continuing our efforts to raise the capital necessary to meet the obligations and to carry out our exploration programs.

We are still pursuing our business plan but to date we have not been able to raise additional funds through either debt or equity offerings. Without this additional cash we have been unable to pursue our plan of operations and commence generating revenue. We believe that we may not be able to raise the necessary funds to continue to pursue our business operations. As a result of the foregoing, we have recently begun to explore our options regarding the development of a new business plan and direction. We are currently engaged in discussions with a company regarding the possibility of a reverse triangular merger (the “Merger”) involving our company. At this stage, no definitive terms have been agreed to, and neither party is currently bound to proceed with the Merger.

DIRECTORS AND OFFICERS

The following person is the new director and executive officer of the Company which shall be effective ten days following the mailing of this notice to the Company’s stockholders, in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder:

NAME	AGE	POSITION
Ruth Shepley	64	Sole Director and CEO, CFO and Secretary

Business Experience

Ruth Shepley, 64, Director, CEO, CFO and Secretary

Ruth Shepley, age 64, Ms. Shepley has been a business entrepreneur and investor for over 30 years. Ms. Shepley has owned and operated several small businesses, including a quick printing company, a full service hair salon, an employment agency, and a video dating company. For the last 10 years Ms. Shepley has primarily been a private investor.  She also published a book called Single Source and ran an internet travel agency.   Her expertise is in running and managing small businesses.  Ms. Shepley attended the University of Houston.

Family Relationships

There are no other family relationships between any of our directors or executive officers and any other directors or executive officers.

Involvement in Certain Legal Proceedings

None of the Company’s directors, executive officers, promoters or control persons has been involved in any of the following events during the past five years: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences; (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (4) being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Director Terms of Office

According to the Company’s Bylaws, directors are appointed for a one-year term to hold office until the next annual general meeting of the stockholders or until removed from office in accordance with the Bylaws.  Directors hold office for their respective term and until their successors are duly elected and qualified, and vacancies in the existing Board are filled by a majority vote of the remaining directors.  Additionally, officers serve at the will of the Board.

Board and Committee Meetings

The Board held no formal meetings during the fiscal year ended December 31, 2007.  All proceedings of the Board were conducted by resolutions consented to in writing by the sole director and filed with the minutes of the proceedings of the board of directors.  Such resolutions consented to in writing by the sole director are, according to the corporate laws of the State of Delaware and our Bylaws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

The Board has determined that each of the current directors does not qualify as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-B, and is not “independent” as the term is used in Item 407(a) of Regulation S-B under the Securities Exchange Act of 1934, as amended.

The Company believes that the members of the Board are capable of analyzing and evaluating the Company’s financial statements and understanding internal controls and procedures for financial reporting. The Company believes that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in French Peak’s circumstances and the fact that it has not generated any material revenues to date.  In addition, the Company currently does not have nominating, compensation or audit committees or committees performing similar functions nor a written nominating, compensation or audit committee charter.  The Board does not believe that it is necessary to have such committees because it believes the Company can adequately perform the functions of such committees.

The Company does not have any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors.  The Board believes that a specific nominating policy would be premature and of little assistance until French Peaks’ business operations develop to a more advanced level.  The Company does not currently have any specific or minimum criteria for the election of nominees to the Board, and does not have any specific process or procedure for evaluating such nominees.  The Board assesses all candidates, whether submitted by management or stockholders, and makes recommendations for election or appointment.

A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to the Chief Executive Officer at the address appearing on the first page of this Information Statement.

LEGAL PROCEEDINGS

       The Company is currently not a party to any pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

The Company is not a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the Company’s average total assets for the last three fiscal years, and in which, to the Company’s knowledge, any of its directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

As at the date of this Information Statement, the Company does not have any policies in place with respect to whether it will enter into agreements with related parties in the future.

COMPLIANCE WITH SECTION 16(a) OF
THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Registrant’s executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of French Peak common shares and other equity securities, on Forms 3, 4 and 5 respectively.  Executive officers, directors and greater than 10% stockholders are required by the Securities and Exchange Commission regulations to furnish the Registrant with copies of all Section 16(a) reports they file.  Based on review of the copies of such forms received by the Registrant, and to the best of the Registrant’s knowledge, all executive officers, directors and greater than 10% stockholders filed the required reports in a timely manner for the fiscal year ended November 30, 2007.

CORPORATE GOVERNANCE

The Board has determined that none of the directors qualify as “independent” as the term is used in Item 407(a) of Regulation S-B as promulgated under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

EXECUTIVE AND DIRECTOR COMPENSATION

       The following table sets forth information regarding the compensation earned by Mr. Robert Waters, our President (Principal Executive Officer) and Treasurer (Principal Accounting Officer) and sole executive officer, for the fiscal years ended November 30, 2007 and 2006, respectively. No compensation was paid to Mr. Waters other than the compensation set forth below.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All other Compensation ($)	Total ($)
Robert Waters	2007	$0		$—	—	—	—	—	$0
President (Principal Executive Officer) and Treasurer (Principal Accounting Officer)	2006	$0		—	—	—	—	—	$0

Employment Agreements

The Company does not have an employment agreement with Mr. Robert Waters.

Compensation of Directors

The Company has no formal plan for compensating its directors for their service in their capacity as directors, although such directors may in the future receive stock options to purchase shares of French Peak common stock as awarded by the Board.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pursuant to the change in officer and director, we issued to the incoming officer and director an aggregate of 12,000,000 shares of our Common Stock and cancelled the 12,000,000 shares of common stock previously issued to Robert Waters, our resigning officer and director.  Upon the change of officer and director, Ms. Ruth Shepley, the incoming officer and director, of French Peak attained voting control of the Company.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Beneficial Ownership and Management Prior to the Change of Officer and Director

The following table sets forth information regarding beneficial ownership of the Company common stock as of October 7, 2008 immediately prior to the filing of this Information Statement, with respect to: (1) each person known by the Registrant to beneficially own 5% or more of the outstanding shares of common stock, (2) each of the Company’s current directors, (3) each of the Company’s current executive officers and (4) all current directors and officers as a group.  Except as noted, each person set forth below has sole voting and investment control over the shares reported.

Common Stock Beneficially Owned
Named executive officers and directors: (1)	Number of Shares beneficially owned (2)	Percentage of class beneficially owned before the Transaction (3)
Robert Waters	12,000,000	77.41%
All directors and executive officers as a group (one person)	12,000,000	77.41%

5% Shareholders: (1)
Robert Waters	12,000,000	77.41%
_______________
(1)	Unless otherwise noted, the address for each of the named beneficial owners and directors and officers is 300 Park Avenue, Suite 1700, New York, New York 10022.

(2)(3)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on October 7, 2008. As of October 7, 2008, there were 15,500,000 common shares issued and outstanding.

Security Ownership of Beneficial Ownership and Management After the Change of Officer and Director

The following table sets forth information regarding beneficial ownership of the Company common stock as of October 7, 2008 immediately following 10 days after the filing of this Information Statement, with respect to: (1) each person known by the Registrant to beneficially own 5% or more of the outstanding shares of common stock, (2) each of the Company’s current directors, (3) each of the Company’s current executive officers and (4) all current directors and officers as a group.  Except as noted, each person set forth below has sole voting and investment control over the shares reported.

Common Stock Beneficially Owned
Named executive officers and directors: (1)	Number of Shares beneficially owned (2)	Percentage of class beneficially owned before the Transaction (3)
Ruth Shepley	12,000,000	77.41%
All directors and executive officers as a group (one person)	12,000,000	77.41%

5% Shareholders: (1)
	12,000,000	77.41%
_______________
(1)	Unless otherwise noted, the address for each of the named beneficial owners and directors and officers is _________________________________.

(2)(3)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on October 7, 2008. As of October 7, 2008, there were 15,500,000 common shares issued and outstanding.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRENCH PEAK RESOURCES INC. (Registrant)

By:	/s/ Robert Waters
Robert Waters
Chief Executive Officer and Chairman of the Board of Directors

Dated: October 7, 2008